FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 15 DATED OCTOBER 8, 2013

TO THE PROSPECTUS DATED JULY 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 13, 2012, as supplemented by Supplement No. 14 dated September 16, 2013. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering; and

•	our acquisition of two multifamily communities in the Denver, Colorado area.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of October 4, 2013, we had accepted aggregate gross offering proceeds of $442.4 million related to the sale of 44.5 million shares of stock, including shares sold pursuant to our distribution reinvestment plan. As of October 4, 2013, approximately 31.4 million shares of our common stock remain available for sale in our primary offering, and approximately 6.6 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

We currently intend to continue offering shares of common stock in this offering until December 12, 2013. Subscriptions with all related documents and funds must be dated and submitted on or before December 12, 2013, but we generally recommend that subscription materials be submitted five to seven weeks in advance of this date to ensure they are received in good order. Because of the necessary processing time, we cannot provide assurances that we will be able to accept all subscriptions received on December 12, 2013.

Property Acquisitions

On September 30, 2013, we, through two wholly-owned subsidiaries, acquired Camden Centennial (“Centennial”) and Camden Pinnacle (“Pinnacle”), two multifamily communities located in Littleton, Colorado and Westminster, Colorado, respectively. The sellers of both properties are unaffiliated with us or our affiliates. Centennial is a multifamily community with 276 units and amenities, including but not limited to, a swimming pool, clubhouse, business center, and fitness center. Centennial was constructed in 1985 and is currently 94% leased. Pinnacle is a multifamily community with 224 units and amenities, including but not limited to, a swimming pool, clubhouse, fitness center, and washer/dryer connections in each unit. Pinnacle was constructed in 1985 and is currently 98% leased.

The contract purchase price for Centennial was approximately $30.6 million, excluding closing costs. The contract purchase price for Pinnacle was approximately $24.3 million, excluding closing costs. We funded the purchase prices with proceeds from this offering and proceeds from our secured revolving credit facility with Bank of America, N.A.

We believe that both properties are suitable for their intended purposes and adequately insured; however, we intend to make renovations to both properties. We intend to address all deferred maintenance items, as well as perform site-wide cosmetic upgrades, renovation of common areas, and upgrades to unit interiors.